UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OvaScience, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69014Q 101

(CUSIP Number)

Michelle Dipp, M.D., Ph.D.

c/o OvaScience, Inc.

Nine 4th Avenue

Waltham, MA 02541

With a copy to:

William C. Hicks, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note:

By filing this Amendment No. 1 to Schedule 13D, Michelle Dipp, M.D., Ph.D. (“Dr. Dipp” or the “Reporting Person”) is revising the beneficial ownership previously reported to reflect the purchases of common stock, par value $0.001 per share (the “Common Stock”), of OvaScience, Inc., a Delaware corporation (the “Issuer”), by Longwood Fund III LP (the “Fund”).  On March 11, 2016, the Fund purchased in the open market 132,732 shares of Common Stock, at a purchase price of $7.50 per share, for an aggregate purchase price of $995,490.  On March 14, 2016, the Fund purchased in the open market 30,000 shares of Common Stock, at a purchase price of $8.0534 per share, for an aggregate purchase price of $241,602. On March 15, 2016, the Fund purchased in the open market 29,500 shares of Common Stock , at a purchase price of $8.0611 per share, for an aggregate purchase price of $237,802. Dr. Dipp is a member of Longwood Fund III GP, LLC, the general partner of the Fund.

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Michelle Dipp, M.D., Ph.D.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF, PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,528,863

	(8)	Shared Voting Power 192,232

	(9)	Sole Dispositive Power 1,528,863

	(10)	Shared Dispositive Power 192,232

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,721,095

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.2%

(14)	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person on October 19, 2015 (the “Schedule 13D”) relating to the Common Stock of the Issuer. The address of the principal executive office of the Issuer is 9 Fourth Avenue, Waltham, Massachusetts 02541.  Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background.

Item 2 is hereby amended to append the following:

Dr. Dipp has a business address of c/o OvaScience, Inc., 9 Fourth Avenue, Waltham, Massachusetts 02541.  Dr. Dipp is the Executive Chair, CEO and a member of the Board of Directors of the Issuer.  Effective as of July 1, 2016, Dr. Dipp will no longer serve as the CEO of the Issuer, but will remain as the Executive Chair of the Issuer.  Dr. Dipp is also a partner of the Fund, a venture capital investment fund and stockholder of the Issuer.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to append the following:

On December 9, 2014, Dr. Dipp received a grant of time-based restricted stock units of the Issuer representing the right to receive 30,902 shares of Common Stock.  15,450 of such restricted stock units had vested as of December 31, 2015.  The restricted stock units were granted to Dr. Dipp at no cost. In each instance of vesting of Dr. Dipp’s restricted stock units, the Issuer withheld shares of Common Stock to satisfy the minimum statutory tax withholding requirements.  On January 5, 2016, the unvested portion of these time-based restricted stock units were terminated in connection with Dr. Dipp entering into an Executive Chair Employment Agreement with the Issuer.

On December 9, 2014, Dr. Dipp was granted performance-based restricted stock unit awards representing the right to receive a target amount of 15,451 shares of Common Stock, which vest in equal installments on December 31, 2015 and December 31, 2016 upon meeting certain performance-based vesting conditions, provided that Dr. Dipp can earn up to 150% of such target amount (or a maximum of 23,176 shares) based upon surpassing such performance-based conditions.  On December 31, 2015, 4,635 of these restricted stock units vested as a result of the achievement of performance conditions for the fiscal year ended December 31, 2015.  The Issuer withheld shares of Common Stock to satisfy the minimum statutory tax withholding requirements.  On January 5, 2016, the unvested portion of these performance-based restricted stock units were terminated in connection with Dr. Dipp entering into an Executive Chair Employment Agreement with the Issuer.

On March 11, 2016, the Fund purchased in the open market 132,732 shares of Common Stock, at a purchase price of $7.50 per share, for an aggregate purchase price of $995,490.  On March 14, 2016, the Fund purchased in the open market 30,000 shares of Common Stock, at a purchase price of $8.0534 per share, for an aggregate purchase price of $241,602. On March 15, 2016, the Fund purchased in the open market 29,500 shares of Common Stock , at a purchase price of $8.0611 per share, for an aggregate purchase price of $237,802. The working capital of the Fund was the source of funds for the purchase of these shares.

Item 5.  Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The percentage of Common Stock reported beneficially owned by Dr. Dipp is determined in accordance with SEC rules and is based upon 27,300,198 shares of the Issuer’s Common Stock outstanding as of March 15, 2016.  The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

(a)                                 At the close of business on March 15, 2016, Michelle Dipp, M.D., Ph.D. beneficially owned 1,721,095 shares of Common Stock, representing beneficial ownership of approximately 6.2% of the outstanding Common Stock.  971,921 of these shares are held by Dr. Dipp directly, 556,942 of these shares represent options to purchase Common Stock that are vested or will vest within 60 days of March 15, 2016, 192,232 of these are held by the Fund.

(b)	1. Sole power to vote or direct vote:	1,528,863
	2. Shared power to vote or direct vote:	192,232
	3. Sole power to dispose or direct the disposition:	1,528,863
	4. Shared power to dispose or direct the disposition:	192,232

(c)           See Item 3 of the Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2016

By:	/s/ Michelle Dipp
Michelle Dipp, M.D., Ph.D.